UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 4)


                               National Coal Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   632381 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Farrald Belote
                                  Arlene Belote
                             2810 Rocky Woods Drive
                               Kingwood TX, 77339

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               September 10, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 632381 10 9                                                PAGE 2 OF 6

    --------------------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Farrald Belote
    --------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [ ]
    --------------------------------------------------------------------------
    3             SEC USE ONLY

    --------------------------------------------------------------------------
    4             SOURCE OF FUNDS   N/A

    --------------------------------------------------------------------------
    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
    --------------------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                  --------------------------------------------------------------
        NUMBER OF              7          SOLE VOTING POWER

         SHARES                           -0- (See Response to Item 5).
                               -----------------------------------------------
                               8          SHARED VOTING POWER
      BENEFICIALLY

        OWNED BY                          9,764,555 (See Response to Item 5).
                               -----------------------------------------------
                               9          SOLE DISPOSITIVE POWER
          EACH

        REPORTING                         -0- (See Response to Item 5).
                               -----------------------------------------------
                               10         SHARED DISPOSITIVE POWER
         PERSON

          WITH                            9,764,555 (See Response to Item 5).
    --------------------------------------------------------------------------
    11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      9,764,555        (See Response to Item 5).
    --------------------------------------------------------------------------
    12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
                                                                             [ ]
    --------------------------------------------------------------------------
    13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      22% (See Response to Item 5).
    --------------------------------------------------------------------------
    14                TYPE OF REPORTING PERSON*
                      IN

    --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 632381 10 9                                                PAGE 3 OF 6

    --------------------------------------------------------------------------
    1             NAME OF REPORTING PERSONS
                  S.S OR I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSONS

                  Arlene Belote
    --------------------------------------------------------------------------
    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]

                                                                         (b) [ ]
    --------------------------------------------------------------------------
    3             SEC USE ONLY

    --------------------------------------------------------------------------
    4             SOURCE OF FUNDS   N/A

    --------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]

    --------------------------------------------------------------------------
    6             CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

                  --------------------------------------------------------------
       NUMBER OF              7          SOLE VOTING POWER

        SHARES                           -0- (See Response to Item 5).
                              ------------------------------------------------
                              8          SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY                          9,764,555 (See Response to Item 5).
                              ------------------------------------------------
                              9          SOLE DISPOSITIVE POWER
         EACH

       REPORTING                         -0- (See Response to Item 5).
                              ------------------------------------------------
                              10         SHARED DISPOSITIVE POWER
        PERSON

         WITH                            9,764,555- (See Response to Item 5).
    --------------------------------------------------------------------------
    11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      9,764,555        (See Response to Item 5).
    --------------------------------------------------------------------------
    12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*
                                                                             [ ]
    --------------------------------------------------------------------------
    13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      22% (See Response to Item 5).
    --------------------------------------------------------------------------
    14                TYPE OF REPORTING PERSON*
                      IN

    --------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This amendment to Schedule 13D/A amends the Schedule 13D/A filed with the Securities and Exchange Commission on June 30, 2004 (the "13D/A").

         This  amendment  to the 13D/A  relates to the common  stock,  par value
$0.0001 per share (the "Common Stock"), of National Coal Corp., a Florida corporation, formerly known as Southern Group International, Inc. (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The address of the principal executive offices of the Company is 319 Ebenezer Road, Knoxville, Tennessee 37923.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Statement is hereby filed by Farrald Belote and Arlene Belote (the "Reporting Persons").

(b) The residence address of the Reporting Persons is 2810 Rocky Woods Drive, Kingwood, Texas 77339.

(c) Farrald Belote's present principal occupation is a Director of the Company. Arlene Belote is the spouse of Farrald Belote.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been parties to civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)      The Reporting Persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On September 9, 2004, in consideration for $3,467,180, the Reporting Persons completed the sale of 5,730,277 shares of the Company's Common Stock which were under an option to Jon Nix to assignees of Mr. Nix's option.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Person sold shares pursuant to the Second Option held by Jon Nix, the Company's Chief Executive Officer, President and Chairman to assignees of the Option from Jon Nix.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons jointly and directly now own 9,764,555 shares of the Company's Common Stock, or approximately 23% of the Company's Common Stock based on a total of 44,290,216 shares of the Company's Common Stock outstanding as of September 10, 2004.

(b) The Reporting Persons share the power to vote or direct the vote and dispose or direct the disposition of 9,764,555 shares of the Company's Common Stock.

(c)

         Other than the transaction reported herein (and prior 13d amendments), the Reporting Persons have not engaged in any transactions in the Company's Common Stock during the past sixty (60) days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 4, 2004, in consideration for $10, the Reporting Persons sold to Jon Nix an option to purchase 5,000,000 shares of the Company's Common Stock held by the Reporting Persons, at an exercise price of $0.20 per share, exercisable on June 1, 2004 and expiring on March 31, 2005. The Second Option provided for the purchase of 10,574,832 shares of the Company's Common Stock, at an exercise price of $0.55 per share for the first 5,000,000 shares of the Company's Common Stock and $0.65 per share for the remaining 5,574,832 shares of the Company's Common Stock, exercisable on June 30, 2004 and expiring on July 31, 2004. Such option was extended to September 30, 2004. In the transaction reported herein, 5,430,277 shares under the Option were purchased at $.65/share and 300,000 shares were purchased under the option at $.55/share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       The Joint Filing Agreement is attached hereto as EXHIBIT A.

SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    September 16, 2004



                                           /s/ Farrald Belote
                                           -----------------------------
                                           Farrald Belote


                                           /s/ Arlene Belote
                                           -----------------------------
                                           Arlene Belote

                                                                       EXHIBIT A


                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.



Date:    September 16, 2004


                                                   /s/ Farrald Belote
                                                   -----------------------------
                                                   Farrald Belote


                                                   /s/ Arlene Belote
                                                   -----------------------------
                                                   Arlene Belote